EXHIBIT 99.77.C
                                                                 ---------------


                            (RESPONSE TO ITEM 77.C.)

                       2004 ANNUAL MEETING OF STOCKHOLDERS


On July 21, 2004, the Taiwan Greater China Fund (the "Fund") held an annual meeting to:

1.      Elect two trustees.

2. Consider whether to convert the Fund from a closed-end investment company into an open-end investment company. The Fund's Declaration of Trust required a shareholder vote on this question because the Fund's shares had traded at an average discount of more than 10% to its net asset value over a 12-week period beginning after the most recent such vote.

The results of the shareholder votes are shown below. Proxies representing 26,496,035, or 81.03%, of the 32,698,976 eligible shares outstanding were voted in respect of the election of trustees. The trustees of the fund recommended that shareholders vote against the conversion proposal, which would have required the affirmative vote of a majority of the outstanding shares to pass. Proxies representing approximately 37.80% of the outstanding shares were voted for conversion.

                                          For                        Withheld

Nominees to the Board of Trustees

Frederick C. Copeland, Jr.              18,089,745                   8,406,290

David N. Laux                           18,086,346                   8,409,689

Messrs. Edward B. Collins, Robert P. Parker and Cheng-Cheng Tung, whose terms did not expire in 2004, remained trustees.


                                           For           Against       Abstain

Conversion of the Fund from a
closed-end to an open-end
investment company                      12,360,670      9,589,039       15,185


Proxies covering 4,531,141 shares, or 17.10% of the shares represented at the meeting, were not voted on this issue.